Exhibit 99.1

QIWI Announces Second Quarter 2020 Financial Results

Second Quarter Total Net Revenue Increases 23% to RUB 6,839 Million and Adjusted Net

Profit Increases 40% to RUB 2,756 Million or RUB 44.19 per diluted share

QIWI upgrades 2020 Guidance

Board of Directors Approves Dividends of 33 cents per share

NICOSIA, CYPRUS – August 19, 2020 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced results for the second quarter ended June 30, 2020.

Second Quarter 2020 Operating and Financial Highlights

•	Total Net Revenue increased 23% to RUB 6,839 million ($97.8 million)

•	Payment Services Segment Net Revenue increased 5% to RUB 5,397 million ($77.2 million)

•	Adjusted EBITDA increased 48% to RUB 3,905 million ($55.8 million)

•	Adjusted Net Profit increased 40% to RUB 2,756 million ($39.4 million), or RUB 44.19 per diluted share

•	Payment Services Segment Net Profit increased 1% to RUB 3,243 million ($46.4 million) or RUB 52.01 per diluted share

•	Total Payment Services volume decreased 6% to RUB 346.8 billion ($5.0 billion)

“Today I’m glad to share our second quarter 2020 financial results. This quarter we demonstrated robust performance notwithstanding the negative impact of the COVID-19 pandemic and associated lockdown measures imposed globally on our business and operations throughout most of the quarter. Our Payment Services segment showed solid dynamics despite challenging market environment and delivered 5% segment net revenue growth. April and May were the most challenging months for us so far while in June we have started to see a strong recovery in our key markets and niches. We believe that the performance of our payment services business demonstrates the resilience of our ecosystem as well as the value and relevance of the digital solutions we have developed to date and aim to develop further,” said Boris Kim, QIWI’s chief executive officer. “Further, this quarter we focused on optimizing our operations and loss-making projects. We have sold our SOVEST project to Sovcombank with the final transaction valuation exceeding our initial expectations and are finalizing the wind-down of Roketbank. We strive to further improve the efficiency of our operations across all key segments and projects. At the same time, we continue to focus on our payment services business as well as on developing and leveraging our highly adaptive and consumer-oriented payment services ecosystem. We aim to grow it further by targeting our core niches and areas of expertise and creating new use cases well fitted to serve our clients, merchants and partners. Simultaneously, we aim to expand our B2B proposition through projects like Factoring Plus and Flocktory. Even in these challenging times, we see many opportunities both in the payment space and in the adjacent markets and I believe we are well positioned to continue strengthening our ecosystem with the ultimate goal of securing our long-term growth prospects.”

Second Quarter 2020 Results

Total and Segment Net Revenues: Total Net Revenue for the quarter ended June 30, 2020 was RUB 6,839 million ($97.8 million), an increase of 23% compared with RUB 5,563 million in the prior year. The increase was mainly resulted from Rocketbank Segment Net Revenue growth driven primarily by the revenue generated from the loyalty program termination, as well as by Payment Services segment and Consumer Financial Services Segment Net Revenue growth.

Payment Services (PS) Segment Net Revenue for the quarter ended June 30, 2020 was RUB 5,397 million ($77.2 million), an increase of 5% compared with RUB 5,158 million in the prior year.

PS Payment Adjusted Net Revenue was RUB 4,609 million ($65.9 million), an increase of 4% compared with RUB 4,412 million in the prior year. PS Payment Adjusted Net Revenue growth was predominantly driven by the improvement of the Payment Average Adjusted Net Revenue Yield resulting primarily from higher net revenue yield in E-commerce market vertical offset by the overall decline in volume.

PS Other Adjusted Net Revenue, which is principally composed of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, and advertising, was RUB 788 million ($11.3 million), an increase of 6% compared with RUB 746 million in the prior year. Fees for inactive accounts and unclaimed payments for the second quarter ended June 30, 2020 were RUB 501 million ($7.2 million) compared with RUB 471 million for the corresponding period in the prior year. PS Other Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments increased 4% compared with the same period in the prior year to RUB 287 million predominantly driven by cost-optimization measures including lower call-center, SMS and Voicemails expenses.

Consumer Financial Services (CFS) Segment Net Revenue which is composed of revenue from the SOVEST project for the quarter ended June 30, 2020 was RUB 437 million ($6.2 million) compared with RUB 283 million in the second quarter of the prior year driven by higher adoption of consumer paid value added options as well as overall growth of the project including increase of the loan portfolio.

Corporate and Other Category (CO) Net Revenue includes: (i) net revenue from cash and settlement services related to the operations of the Tochka project1; (ii) net revenue from account receivable financing and digital bank guarantees products of Factoring PLUS project; (iii) net revenue from marketing solution products of Flocktory; and (iv) net revenue from other start-up projects. For the quarter ended June 30, 2020 Corporate and Other Category Net Revenue was RUB 496 million ($7.1 million) compared with RUB 254 million in the second quarter of the prior year. Category Net Revenue dynamics was driven by primarily the following factors:

•

Tochka Net Revenue for the quarter ended June 30, 2020 was RUB 166 million ($2.4 million) compared with RUB 186 million in the second quarter of the prior year. Tochka Net Revenue decline primarily resulted from a decrease in the number of active clients due to the macroeconomy slow-down triggered by a COVID-19 outbreak.

•

Factoring Net Revenue for the quarter ended June 30, 2020 was RUB 204 million ($2.9 million) compared with RUB 53 million in the second quarter of the prior year. Factoring Net Revenue growth resulted predominantly from the scaling of the project including expansion of bank guarantees and factoring portfolios.

[1]	Starting from the first quarter 2020 we present Tochka JV results as part of the Corporate and Other Category

•

Flocktory Net Revenue for the quarter ended June 30, 2020 was RUB 117 million. Flocktory was considered as an associate before it was consolidated as a part of the QIWI Group in the fourth quarter of 2019.

Adjusted EBITDA: For the quarter ended June 30, 2020, Adjusted EBITDA was RUB 3,905 million ($55.8 million), an increase of 48% compared with RUB 2,639 million in the prior year. The adjusted EBITDA increase was driven primarily by Total Net Revenue growth as well as a decline in selling, general and administrative expenses to RUB 695 million for the quarter ended June 30, 2020 as compared to RUB 1,230 million for same period in the prior year resulting from a decrease in advertising, client acquisition and related expenses driven predominantly by the divestiture of SOVEST and Rocketbank projects. Adjusted EBITDA growth was offset by an increase in personnel expenses (excluding effect of share-based payments) to RUB 1,949 million for the quarter ended June 30, 2020 as compared to RUB 1,543 million for same period in the prior year mainly as a result of an increase of Payment Services segment personnel expenses, consolidation of Flocktory as well as Rocketbank redundancy compensations. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Net Revenue) was 57.1% for the quarter ended June 30, 2020 compared with 47.4% for the same period in the prior year.

Adjusted and Segment Net Profit: For the quarter ended June 30, 2020, Adjusted Net Profit (Total Segment Net Profit) was RUB 2,756 million ($39.4 million), an increase of 40% compared with RUB 1,965 million in the prior year. The growth of Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA increase offset by higher income tax expenses as well as an increase in foreign exchange loss2.

For the quarter ended June 30, 2020, Payment Services Segment Net Profit was RUB 3,243 million ($46.4 million), an increase of 1% compared with RUB 3,206 million in the prior year driven by Payment Services Segment Net Revenue growth offset by an increase in personnel expenses (excluding effect of share-based payments) and an increase in Payment Services Segment foreign exchange loss.

The Consumer Financial Services Segment Net Loss for the second quarter 2020 was RUB 134 million ($1.9 million) as compared to a Net Loss of RUB 435 million for the same period of the prior year resulting primarily from Segment Net Revenue growth as well as a decrease in selling, general and administrative expenses, primarily related to lower marketing and consumer acquisition costs offset by an increase in credit loss expenses predominantly due to portfolio expansion.

Rocketbank Segment Net Profit was RUB 44 million ($0.6 million), as compared to the Net Loss of RUB 511 million in the prior year resulting mainly from Net Revenue growth driven primarily by revenue generated from the loyalty program termination and well as a decrease in selling, general and administrative expenses, predominantly related to lower marketing and consumer acquisition costs.

Corporate and Other Category Net Loss includes: (i) net profit/loss from the Tochka JV operations; (ii) net profit/loss of Factoring PLUS project; (iii) net profit/loss of the Flocktory project; (iv) net profit/loss from other start-up projects, and (v) Corporate expenses. Corporate and Other Category Net Loss for the second quarter 2020 was RUB 397 million compared to a Net Loss of RUB 295 million for the same period of the previous year. The dynamic of CO category Net Loss was driven primarily by the following factors:

•	Corporate Net Loss for the second quarter of 2020 was RUB 543 million compared with RUB 242 million for the same period of the previous year;

[2]

Foreign exchange gain/loss is calculated as total foreign exchange gain/loss, net recognized in the statement of comprehensive income excluding the effect of foreign exchange gain/loss on June 2014 offering proceeds

•

Tochka Net Profit for the second quarter of 2020 was RUB 165 million ($2.4 million) compared with RUB 16 million in the same quarter of the previous year. Tochka Net Profit increase resulted from higher equity pick-up primarily driven by the growth and development of the Tochka business despite challenging operating environment.

•

Factoring Plus Net Profit for the second quarter of 2020 was RUB 94 million ($1.3 million) compared with RUB 18 million for the same period of the previous year. Factoring Plus Net Profit growth was mainly driven by project Net Revenue increase.

Payment Services Other Operating Data: For the quarter ended June 30, 2020, Payment Services Segment payment volume was RUB 346.8 billion ($5.0 billion), a decrease of 6% compared with RUB 370.8 billion in the prior year. The decrease in payment volume was primarily driven by decline in Financial Services market vertical offset by growth in Money Remittances market vertical volume. Payment Average Adjusted Net Revenue Yield was 1.33%, increase of 14 bps as compared with 1.19% in the prior year primarily driven by an increase in E-commerce market vertical Payment Average Adjusted Net Revenue Yield.

Payment Services Segment Net Revenue Yield was 1.56%, an increase of 17 bps as compared with 1.39% in the prior year.

The number of active kiosks and terminals was 118,455 including Contact and Rapida physical points of service and decreased by 13% compared with the prior year. The number of our kiosks and terminals is generally decreasing as market evolves towards higher share of digital payments, moreover our physical distribution network was negatively affected by the spread of COVID-19 pandemic and corresponding lockdown measures that limited users’ access to certain retail locations as well as the overall activity of the population. Nevertheless, we believe that our physical distribution network remains an important part of our infrastructure. The number of active Qiwi Wallet accounts was 20.9 million as of June 30, 2020, a decrease of 0.9 million, or 4%, as compared with 21.8 million as of June 30, 2019 primarily resulting from the introduction of new limitations on the anonymous wallets and consequent optimization of certain transaction processes, change of inactivity term from 6 to 12 months and enhancement of certain KYC, identification and compliance procedures. Such decline did not substantially impact our financial or operating performance due to increasing diversification of our product proposition and operating models.

Recent Developments

Rocketbank Winding down: In March 2020, the Board of Directors decided to wind-down Rocketbank operations. We have commenced this process and are currently proceeding in accordance with the initial wind-down plan. As part of the measures we have taken to wind-down Rocketbank project, we have terminated marketing activities (including cancelation of the Rocketbank loyalty program), significantly increased tariffs, and are currently reducing the headcount of the project. We have seen a significant decline in the number of the Rocketbank customers and believe that termination of the current Rocketbank service offering will be finalized shortly. At the same time, we continue to review the most efficient ways to reuse or dispose of the Rocketbank assets, including piloting certain projects earlier developed in Rocketbank in our Payment Services Segment particularly as part of our B2B2C product pipeline. As of August 1, 2020 we have substantially completed the process of Rocketbank B2C operations wind down. The expenses associated with piloting certain B2B2C products in our Payment Services Segment including predominantly personnel expenses will be attributed to the Payment Services Segment going forward.

Sale of Sovest project: On July 13, 2020 we completed the sale of the SOVEST consumer lending project to Sovcombank. In connection with this transaction the Company assigned claims held against SOVEST customers (the portfolio of instalment card loans) to Sovcombank with a gross carrying amount of approximately RUB 8 billion and net amount of approximately RUB 6.4 billion (under IFRS) as well as certain other assets related to SOVEST project for a cash consideration of RUB 5.8 billion for such claims and assets including a partial reimbursement of related redundancy costs. We have incurred a pre-tax loss on disposal of the SOVEST project in the amount of RUB 0.7 billion, which is better than our initial expectations. Under the terms of sale certain other adjustments may occur until the end of 2020, however, we do not believe that such adjustments will materially affect the overall deal value as well as associated loss on disposal.

Gross carrying amount and net amount of loan portfolio presented earlier, were calculated in accordance with statutory accounts based on Central Bank of Russian Federation rules while the corresponding amounts presented above were calculated in accordance with IFRS. The difference between loan portfolio data presented earlier and IFRS data above is related to the difference between statutory accounts and IFRS.

Dividend: In March 2020, the Board of Directors has approved a target dividend payout ratio for 2020. In accordance with the decision of the Board of Directors, the Company aims to distribute at least 50% of Group Adjusted Net Profit for 2020.

Following the determination of the second quarter 2020 financial results and taking into consideration our current operating environment, our Board of Directors approved a dividend of USD 33 cents per share. The dividend record date is September 22, 2020, and the Company intends to pay the dividend on September 24, 2020. The holders of ADSs will receive the dividend shortly thereafter.

The Board of Directors reserves the right to distribute the dividends on a quarterly basis, as it deems necessary so that the total annual payout is in accordance with the target range provided, though the payout ratios for each of the quarters may vary and be outside of this range.

It remains the long-term intention of the Company to distribute all excess cash to the shareholders.

2020 Guidance3

QIWI upgrades its guidance in respect of 2020 outlook:

•	Total Net Revenue is expected to increase by 7% to 15% over 2019;

•	Payment Services Segment Net Revenue is expected to increase by 3% to 10% over 2019;

•	Adjusted Net Profit is expected to increase by 35% to 50% over 2019.

For the purpose of the guidance in respect of 2020 outlook we would like to outline the following considerations:

The outbreak of the COVID-19 strain of coronavirus and associated responses from various countries around the world is likely to negatively affect consumer demand across the globe and across industries, and there is the potential for COVID-19 and responses to it to cause a global recession. At this moment we are not able to accurately estimate the potential impact of COVID-19 on our business. In addition, it is currently unclear how much consumer demand will be negatively affected by the outbreak of COVID-19 and what effect the outbreak of COVID-19 will have on the macroeconomic environment, as a whole. The full impact remains uncertain and will depend on the length and severity of the effect of the coronavirus on economic activity in our markets. The full scope of the negative impact that the abrupt decline in oil prices and resulting devaluation of the ruble may have on the Russian economy also remains unclear but has the potential to be very significant. Our outlook reflects our current views and expectations only and is based on the trends we see as of the day of this report. If such trends were to deteriorate further the impact on our business and operations could be more severe than currently expected. We continue to monitor the situation closely.

[3]	Guidance is provided in Russian ruble

The Company reserves the right to revise guidance in the course of the year or when additional information regarding the effect of the ongoing events becomes available.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss second quarter 2020 financial results today at 8:30 a.m. ET. Hosting the call will be Boris Kim, chief executive officer, Andrey Protopopov, chief executive officer of Payment Services Segment, and Varvara Kiseleva, interim chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13707940. The replay will be available until Wednesday, September 2, 2020. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 20.9 million virtual wallets, over 118,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 116 billion cash and electronic payments monthly connecting over 32 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals, and statements regarding the divestiture of non-core investments, including Rocketbank as well as the statements regarding the development of other new projects. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Investor Relations

+357.25028091

ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31, 2019 (audited)	As of June 30, 2020 (unaudited)	As of June 30, 2020 (unaudited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	2,346	2,238	32
Goodwill and other intangible assets	11,316	11,010	157
Investments in associates	1,118	1,357	19
Long-term debt securities and deposits	4,015	3,246	46
Long-term loans	265	268	4
Other non-current assets	83	111	2
Deferred tax assets	217	225	3

Total non-current assets	19,360	18,455	264

Current assets
Trade and other receivables	6,162	4,853	69
Short-term loans	11,419	3,360	48
Short-term debt securities and deposits	1,136	1,059	15
Prepaid income tax	259	93	1
Other current assets	917	928	13
Cash and cash equivalents	42,101	33,629	481
Assets held for sale	123	6,596	94

Total current assets	62,117	50,518	722

Total assets	81,477	68,973	986

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0
Additional paid-in capital	1,876	1,876	27
Share premium	12,068	12,068	173
Other reserves	2,576	2,600	37
Retained earnings	10,557	12,305	176
Translation reserve	289	431	6

Total equity attributable to equity holders of the parent	27,367	29,281	419
Non-controlling interests	70	60	1

Total equity	27,437	29,341	419

Non-current liabilities
Long term debt	1,545	1,451	21
Long-term lease liability	1,017	1,105	16
Long-term customer accounts	444	320	5
Other non-current liabilities	45	40	1
Deferred tax liabilities	749	922	13

Total non-current liabilities	3,800	3,838	55

Current liabilities
Trade and other payables	27,295	24,283	347
Customer accounts and amounts due to banks	21,519	9,556	137
Short-term lease liability	340	385	6
VAT and other taxes payable	184	131	2
Other current liabilities	902	522	7
Liabilities directly associated with the assets held for sale	—	917	13

Total current liabilities	50,240	35,794	512

Total equity and liabilities	81,477	68,973	986

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 69.9513 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2020.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	June 30, 2019	June 30, 2020	June 30, 2020
	RUB	RUB	USD(1)
Revenue:	9,234	10,114	144.6
Payment processing fees	7,543	7,796	111.4
Interest revenue calculated using the effective interest rate	805	707	10.1
Fees from inactive accounts and unclaimed payments	471	501	7.2
Other revenue	415	1,110	15.9
Operating costs and expenses:	(6,524)	(6,376)	(91.1)
Cost of revenue (exclusive of items shown separetely below)	(3,948)	(3,679)	(52.6)
Selling, general and administrative expenses	(897)	(629)	(9.0)
Personnel expenses(2)	(1,359)	(1,709)	(24.4)
Depreciation and amortization	(333)	(312)	(4.5)
Credit loss (expense)/recovery	13	(1)	(0.0)
Impairment of non-current assets	—	(46)	(0.7)
Profit from operations	2,710	3,738	53.4

Share of gain/(loss) of an associate and a joint venture	8	107	1.5
Other income and expenses, net	6	(7)	(0.1)
Foreign exchange gain	132	798	11.4
Foreign exchange loss	(190)	(1,090)	(15.6)
Interest income and expenses, net	4	(31)	(0.4)

Profit before tax from continuing operations	2,670	3,515	50.2
Income tax expense	(527)	(708)	(10.1)

Net profit from continuing operations	2,143	2,807	40.1

Discontinued operations
Loss from discontinued operations	(459)	(970)	(13.9)

Net profit	1,684	1,837	26.3

Attributable to:
Equity holders of the parent	1,672	1,816	26.0
Non-controlling interests	12	21	0.3
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	(46)	(33)	(0.5)
Debt securities at fair value through other comprehensive income (FVOCI):
Net gains arising during the period, net of tax	—	40	0.6
Net gains recycled to profit or loss upon disposal	—	(25)	(0.4)
Total other comprehensive income/(loss), net of tax	(46)	(18)	(0.3)

Total comprehensive income, net of tax	1,638	1,819	26.0

Attributable to:
Equity holders of the parent	1,627	1,798	25.7
Non-controlling interests	11	21	0.3
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	27.13	29.24	0.42
Diluted, profit attributable to ordinary equity holders of the parent	26.87	29.13	0.42
Earnings per share for continuing operations
Basic, profit from continuing operations attributable to ordinary equity holders of the parent	34.58	44.83	0.64
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent	34.25	44.67	0.64

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 69.9513 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2020.
(2)

Historically, personnel expenses directly associated with revenue recognized were disclosed within cost of revenue and personnel expenses associated with all other activities were disclosed within selling, general, and administrative expenses. Starting full year 2019 reporting we present all personnel expenses as a single item in a Personnel expenses line. Personnel expenses for the quarter ended June 30, 2019 were separated from cost of revenue and selling, general and administrative expenses and presented in a separate line for comparative purposes.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Six months ended (unaudited)
	June 30, 2019	June 30, 2020	June 30, 2020
	RUB	RUB	USD(1)
Revenue:	17,794	19,955	285.3
Payment processing fees	14,490	15,731	224.9
Interest revenue calculated using the effective interest rate	1,397	1,433	20.5
Fees from inactive accounts and unclaimed payments	916	991	14.2
Other revenue	991	1,800	25.7
Operating costs and expenses:	(12,627)	(13,785)	(197.1)
Cost of revenue (exclusive of items shown separetely below)	(7,475)	(7,946)	(113.6)
Selling, general and administrative expenses	(1,699)	(1,522)	(21.8)
Personnel expenses(2)	(2,814)	(3,620)	(51.8)
Depreciation and amortization	(669)	(612)	(8.7)
Credit loss (expense)/recovery	30	(19)	(0.3)
Impairment of non-current assets	—	(66)	(0.9)
Profit from operations	5,167	6,170	88.2

Share of gain/(loss) of an associate and a joint venture	(71)	239	3.4
Other income and expenses, net	55	(23)	(0.3)
Foreign exchange gain	773	471	6.7
Foreign exchange loss	(989)	(726)	(10.4)
Interest income and expenses, net	(11)	(61)	(0.9)

Profit before tax from continuing operations	4,924	6,070	86.8
Income tax expense	(1,000)	(1,232)	(17.6)

Net profit from continuing operations	3,924	4,838	69.2

Discontinued operations
Loss from discontinued operations	(913)	(1,402)	(20.0)

Net profit	3,011	3,436	49.1

Attributable to:
Equity holders of the parent	2,987	3,403	48.6
Non-controlling interests	24	33	0.5
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	(227)	153	2.2
Debt securities at fair value through other comprehensive income (FVOCI):
Net gains arising during the period, net of tax	—	32	0.5
Net gains recycled to profit or loss upon disposal	—	(47)	(0.7)
Total other comprehensive income/(loss), net of tax	(227)	138	2.0

Total comprehensive income, net of tax	2,784	3,574	51.1

Attributable to:
Equity holders of the parent	2,766	3,530	50.5
Non-controlling interests	18	44	0.6
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	48.49	54.78	0.78
Diluted, profit attributable to ordinary equity holders of the parent	48.02	54.58	0.78
Earnings per share for continuing operations
Basic, profit from continuing operations attributable to ordinary equity holders of the parent	63.31	77.33	1.11
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent	62.70	77.04	1.10

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 69.9513 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2020.
(2)

Historically, personnel expenses directly associated with revenue recognized were disclosed within cost of revenue and personnel expenses associated with all other activities were disclosed within selling, general, and administrative expenses. Starting full year 2019 reporting we present all personnel expenses as a single item in a Personnel expenses line. Personnel expenses for the six months ended June 30, 2019 were separated from cost of revenue and selling, general and administrative expenses and presented in a separate line for comparative purposes.

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Six months ended (unaudited)
	June 30, 2019	June 30, 2020	June 30, 2020
	RUB	RUB	USD(1)
Operating activities
Profit before tax from continuing operations	4,924	6,070	87
Loss before tax from discontinued operations	(1,138)	(1,471)	(21)
Profit before tax	3,786	4,599	66

Adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortization	690	650	9
Foreign exchange loss, net	216	255	4
Interest income, net	(1,289)	(1,595)	(23)
Credit loss expense	281	810	12
Share of (gain) / loss of an associate and a joint venture	71	(239)	(3)
Loss on forward contract to sell Sovest loans’ portfolio	—	658	9
Share-based payments	256	48	1
Impairment of non-current assets	—	134	2
Loss from initial recognition	91	13	0
Other	(10)	(28)	(0)
Working capital adjustments:
(Increase)/decrease in trade and other receivables	(281)	1,218	17
Increase in other assets	(35)	(37)	(1)
Increase / (decrease) in customer accounts and amounts due to banks	66	(12,441)	(178)
Decrease in accounts payable and accruals	(3,179)	(3,391)	(48)
Decrease in loans issued from banking operations	220	807	12

Cash received from/(used in) operations	883	(8,539)	(122)

Interest received	1,741	1,985	28
Interest paid	(144)	(332)	(5)
Income tax paid	(748)	(805)	(12)

Net cash flow received from/(used in) operating activities	1,732	(7,691)	(110)

Investing activities
Cash paid for acquisitions	(200)	(66)	(1)
Purchase of property and equipment	(291)	(90)	(1)
Purchase of intangible assets	(116)	(111)	(2)
Proceeds from sale of fixed and intangible assets	134	54	1
Loans issued	(345)	(11)	(0)
Repayment of loans issued	26	—	—
Purchase of debt securities and deposits	(2,468)	(2,358)	(34)
Proceeds from sale and redemption of debt instruments	1,412	3,230	46

Net cash flow (used in)/received from investing activities	(1,848)	648	9

Financing activities
Proceeds from borrowings	—	(102)	(1)
Payment of principal portion of lease liabilities	(142)	(46)	(1)
Dividends paid to owners of the Group	(1,122)	(1,630)	(23)
Dividends paid to non-controlling shareholders	(39)	(54)	(1)

Net cash flow used in financing activities	(1,303)	(1,832)	(26)

Effect of exchange rate changes on cash and cash equivalents	(945)	403	6
Net decrease in cash and cash equivalents	(2,364)	(8,472)	(121)

Cash and cash equivalents at the beginning of the period	40,966	42,101	602

Cash and cash equivalents at the end of the period	38,602	33,629	481

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 69.9513 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2020.

QIWI plc.

Reporting Segments Data

(in millions)

	Three months ended (unaudited)
	June 30, 2019	June 30, 2020	June 30, 2020
	RUB	RUB	USD (1)
Total Net Revenue	5,563	6,839	97.8

Payment Services	5,158	5,397	77.2
Consumer Financial Services	283	437	6.2
Rocketbank	(132)	509	7.3
Corporate and Other	254	496	7.1

Total Segment Net Profit(2)	1,965	2,756	39.4

Payment Services	3,206	3,243	46.4
Consumer Financial Services	(435)	(134)	(1.9)
Rocketbank	(511)	44	0.6
Corporate and Other	(295)	(397)	(5.7)

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 69.9513 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2020.
(2)	For the three months ended June 30, 2019 and June 30, 2020 Total Adjusted Net Profit is equal to Total Segment Net Profit.

QIWI plc.

Reporting Segments Data

(in millions)

	Six months ended (unaudited)
	June 30, 2019	June 30, 2020	June 30, 2020
	RUB	RUB	USD (1)
Total Net Revenue	10,930	13,099	187.3

Payment Services	9,994	10,718	153.2
Consumer Financial Services	501	1,003	14.3
Rocketbank	(295)	532	7.6
Corporate and Other	730	846	12.1

Total Segment Net Profit(2)	3,618	4,510	64.5

Payment Services	6,194	6,294	90.0
Consumer Financial Services	(967)	(656)	(9.4)
Rocketbank	(1,001)	(616)	(8.8)
Corporate and Other	(608)	(512)	(7.3)

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 69.9513 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2020.
(2)	For the six months ended June 30, 2019 and June 30, 2020 Total Adjusted Net Profit is equal to Total Segment Net Profit.

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Net Revenue, PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

PS Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, betting, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies, card-to-card transfers and certain wallet-to-wallet transfers. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. PS Other Adjusted Net Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	June 30, 2019	June 30, 2020	June 30, 2020
	RUB	RUB	USD(1)
Revenue (2)	9,566	10,580	151.3
Minus: Cost of revenue (exclusive of depreciation and amortization) (3)	4,003	3,741	53.5

Total Net Revenue	5,563	6,839	97.8

Segment Net Revenue
Payment Services Segment Revenue	8,569	8,828	126.2
PS Payment Revenue(4)	7,543	7,796	111
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(5)	3,131	3,187	46

PS Payment Adjusted Net Revenue	4,412	4,609	65.9

PS Other Revenue(6)	1,026	1,032	15
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(7)	280	244	3

PS Other Adjusted Net Revenue	746	788	11.3

Payment Services Segment Net Revenue	5,158	5,397	77.2

Consumer Financial Services Segment Revenue	328	486	7.0
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	46	49	0.7

Consumer Financial Services Segment Net Revenue	283	437	6.2

Rocketbank Revenue	338	688	9.8
Minus: Cost of Rocketbank revenue (exclusive of depreciation and amortization)	470	178	2.6

Rocketbank Net Revenue	(132)	509	7.3

Corporate and Other Category Revenue	331	578	8.3
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	77	83	1.2

Corporate and Other Category Net Revenue	254	496	7.1

Total Net Revenue	5,563	6,839	97.8

Net Profit	1,684	1,837	26.3

Plus:
Depreciation and amortization	344	331	4.7
Other income and expenses, net	(6)	7	0.1
Foreign exchange gain	(132)	(798)	(11.4)
Foreign exchange loss	190	1,090	15.6
Share of loss/(gain) of an associate and a joint venture	(8)	(107)	(1.5)
Interest income and expenses, net	(4)	33	0.5
Income tax expenses	414	751	10.7
Expenses related to form F-3 filing	—	—	—
Loss on forward contract to sell Sovest loans’ portfolio	—	658	9.4
Share-based payments	157	(11)	(0.2)
Impairment of non-current assets	—	114	1.6

Adjusted EBITDA	2,639	3,905	55.8

Adjusted EBITDA margin	47.4%	57.1%	57.1%
Net profit	1,684	1,837	26.3
Fair value adjustments recorded on business combinations and their amortization(8)	95	85	1.2
Expenses related to form F-3 filing	—	—	—
Share-based payments	157	(11)	(0.2)
Foreign exchange (gain)/loss from revaluation of cash proceeds received from secondary public offering (9)	44	—	—
Impairment of non-current assets	—	114	1.6
Loss on forward contract to sell Sovest loans’ portfolio	—	658	9.4
Effect from taxation of the above items	(15)	73	1.0

Adjusted Net Profit	1,965	2,756	39.4

Adjusted Net Profit per share:
Basic	31.89	44.35	0.63
Diluted	31.58	44.19	0.63
Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	61,623	62,147	62,147
Diluted	62,224	62,362	62,362

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 69.9513 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2020.
(2)	Including revenue from discontinued operations in the amount of RUB 332 million for the second quarter ended June 30, 2019 and RUB 466 million for the second quarter ended June 30, 2020.
(3)	Including cost of revenue from discontinued operations of RUB 55 million for the second quarter ended June 30, 2019 and RUB 62 million for the second quarter ended June 30, 2020
(4)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(5)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(6)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(7)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to PS Other Revenue and costs of call-centers and advertising commissions.

(8)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(9)

The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only includes the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Six months ended (unaudited)
	June 30, 2019	June 30, 2020	June 30, 2020
	RUB	RUB	USD(1)
Revenue (2)	18,504	21,190	302.9
Minus: Cost of revenue (exclusive of depreciation and amortization) (3)	7,575	8,092	115.7

Total Net Revenue	10,930	13,099	187.3

Segment Net Revenue
Payment Services Segment Revenue	16,438	17,816	254.7
PS Payment Revenue(4)	14,490	15,731	225
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(5)	5,903	6,528	93

PS Payment Adjusted Net Revenue	8,587	9,203	131.6

PS Other Revenue(6)	1,948	2,085	30
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(7)	540	570	8

PS Other Adjusted Net Revenue	1,407	1,514	21.6

Payment Services Segment Net Revenue	9,994	10,718	153.2

Consumer Financial Services Segment Revenue	587	1,126	16.1
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	85	124	1.8

Consumer Financial Services Segment Net Revenue	501	1,003	14.3

Rocketbank Revenue	613	1,125	16.1
Minus: Cost of Rocketbank revenue (exclusive of depreciation and amortization)	908	593	8.5

Rocketbank Net Revenue	(295)	532	7.6

Corporate and Other Category Revenue	866	1,123	16.1
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	136	277	4.0

Corporate and Other Category Net Revenue	730	846	12.1

Total Net Revenue	10,930	13,099	187.3

Net Profit	3,011	3,436	49.1

Plus:
Depreciation and amortization	690	650	9.3
Other income and expenses, net	(55)	23	0.3
Foreign exchange gain	(773)	(471)	(6.7)
Foreign exchange loss	989	726	10.4
Share of loss/(gain) of an associate and a joint venture	71	(239)	(3.4)
Interest income and expenses, net	11	65	0.9
Income tax expenses	775	1,163	16.6
Expenses related to form F-3 filing	—	10	0.1
Loss on forward contract to sell Sovest loans’ portfolio	—	658	9.4
Share-based payments	256	48	0.7
Impairment of non-current assets	—	134	1.9

Adjusted EBITDA	4,975	6,203	88.7

Adjusted EBITDA margin	45.5%	47.4%	47.4%
Net profit	3,011	3,436	49.1
Fair value adjustments recorded on business combinations and their amortization(8)	197	169	2.4
Expenses related to form F-3 filing	—	10	0.1
Share-based payments	256	48	0.7
Foreign exchange (gain)/loss from revaluation of cash proceeds received from secondary public offering (9)	185	—	—
Impairment of non-current assets	—	134	1.9
Loss on forward contract to sell Sovest loans’ portfolio		658	9.4
Effect from taxation of the above items	(31)	55	0.8

Adjusted Net Profit	3,618	4,510	64.5

Adjusted Net Profit per share:
Basic	58.74	72.58	1.04
Diluted	58.17	72.31	1.03
Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	61,601	62,137	62,137
Diluted	62,200	62,367	62,367

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 69.9513 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2020.
(2)	Including revenue from discontinued operations in the amount of RUB 710 million for six months ended June 30, 2019 and RUB 1,235 million for six months ended June 30, 2020.
(3)	Including cost of revenue from discontinued operations of RUB 99 million for six months ended June 30, 2019 and RUB 145 million for six months ended June 30, 2020
(4)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(5)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(6)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(7)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to PS Other Revenue and costs of call-centers and advertising commissions.

(8)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(9)

The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only includes the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Other Operating Data

	Three months ended (unaudited)
	June 30, 2019	June 30, 2020	June 30, 2020
	RUB	RUB	USD (1)
Payment Services Segment key operating metrics

Payment volume (billion)(2)	370.8	346.8	5.0

E-commerce	100.2	100.2	1.4
Financial services	86.6	53.7	0.8
Money remittances	132.8	142.2	2.0
Telecom	41.8	42.6	0.6
Other	9.4	8.1	0.1

Payment adjusted net revenue (million)(3)	4,411.8	4,608.4	65.9

E-commerce	2,520.1	2,687.7	38.4
Financial services	272.8	313.6	4.5
Money remittances	1,392.4	1,317.5	18.8
Telecom	176.0	238.7	3.4
Other	50.5	51.0	0.7

Payment Average Adjusted Net Revenue Yield(4)	1.19%	1.33%	1.33%

E-commerce	2.51%	2.68%	2.68%
Financial services	0.31%	0.58%	0.58%
Money remittances	1.05%	0.93%	0.93%
Telecom	0.42%	0.56%	0.56%
Other	0.54%	0.63%	0.63%

Payment Services Segment Net Revenue Yield	1.39%	1.56%	1.56%
Active kiosks and terminals (units)(5)	136,134	118,455	118,455
Active Qiwi Wallet accounts (million)(6)	21.8	20.9	20.9

Consumer Financial Services Segment key operating metrics

Payment volume (million)(7)	5.8	5.1	0.1
CFS Segment Net Revenue Yield	4.88%	8.57%	8.57%

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 69.9513 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2020.
(2)

Payment Services Segment payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.

(3)

PS Payment Adjusted Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A). PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(4)	Payment Average Adjusted Net Revenue Yield is defined as PS Payment Adjusted Net Revenue divided by Payment Services payment segment volume.
(5)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the number of active kiosks and terminals for the last 30 days of the respective reporting period.

(6)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months prior to the reporting date.
(7)

Consumer Financial Services segment payment volume consists of the transaction amounts paid by SOVEST card customers to merchants offline and online (including, but not limited to the partner-merchants) or withdrawn through ATMs less the amount returned for corresponding reimbursements.

QIWI plc.

Other Operating Data

	Six months ended (unaudited)
	June 30, 2019	June 30, 2020	June 30, 2020
	RUB	RUB	USD (1)
Payment Services Segment key operating metrics

Payment volume (billion)(2)	696.8	717.1	10.3

E-commerce	193.0	209.4	3.0
Financial services	155.4	121.3	1.7
Money remittances	249.1	286.5	4.1
Telecom	80.2	82.7	1.2
Other	19.2	17.3	0.2

Payment adjusted net revenue (million)(3)	8,586.3	9,203.1	131.6

E-commerce	4,992.5	5,400.5	77.2
Financial services	542.8	600.1	8.6
Money remittances	2,611.3	2,668.5	38.1
Telecom	334.5	430.1	6.1
Other	105.2	103.9	1.5

Payment Average Adjusted Net Revenue Yield(4)	1.23%	1.28%	1.28%

E-commerce	2.59%	2.58%	2.58%
Financial services	0.35%	0.49%	0.49%
Money remittances	1.05%	0.93%	0.93%
Telecom	0.42%	0.52%	0.52%
Other	0.55%	0.60%	0.60%

Payment Services Segment Net Revenue Yield	1.43%	1.49%	1.49%
Active kiosks and terminals (units)(5)	136,134	118,455	118,455
Active Qiwi Wallet accounts (million)(6)	21.8	20.9	20.9

Consumer Financial Services Segment key operating metrics

Payment volume (billion)(7)	10.8	13.9	0.2
CFS Segment Net Revenue Yield	4.63%	7.23%	7.23%

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 69.9513 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2020.
(2)

Payment Services Segment payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.

(3)

PS Payment Adjusted Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A). PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(4)	Payment Average Adjusted Net Revenue Yield is defined as PS Payment Adjusted Net Revenue divided by Payment Services payment segment volume.
(5)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the number of active kiosks and terminals for the last 30 days of the respective reporting period.

(6)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months prior to the reporting date.
(7)

Consumer Financial Services segment payment volume consists of the transaction amounts paid by SOVEST card customers to merchants offline and online (including, but not limited to the partner-merchants) or withdrawn through ATMs less the amount returned for corresponding reimbursements.